United States securities and exchange commission logo





                          March 25, 2021

       Stacy McLaughlin
       Chief Financial Officer and Vice President
       Willdan Group, Inc.
       2401 East Katella Avenue, Suite 300
       Anaheim, CA 92806

                                                        Re: Willdan Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 19,
2021
                                                            File No. 333-254483

       Dear Ms. McLaughlin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at (202) 551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              John-Paul Motley